

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2018

Byron A. Dunn
President, Chief Financial Officer and Director
Independence Contract Drilling, Inc.
11601 North Galayda Street
Houston, TX 77086

>   **Re: Independence Contract Drilling, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed September 4, 2018**
>   **File No. 333-227185**

Dear Mr. Dunn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources